05037784

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DEMATTEO MONNESS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph DeMatteo **(212) 833-9900**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinick Sanders Leventhal & Co., LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 16th Floor	New York	NY	10018-7010
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Monness, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DEMATTEO MONNESS, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Member

Title

Notary Public

KEVIN A. CAREY
Notary Public, State of New York
No. 01CA5032093
Qualified in Bronx County
Commission Expires Aug. 15, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

DECEMBER 31, 2004

INDEX

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

EXHIBIT A

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Members
DeMatteo Monness, LLC.

We have audited the accompanying consolidated statements of financial condition of DeMatteo Monness, LLC. and subsidiary as at December 31, 2004 and 2003, and the related consolidated statements of income, changes in members' equity, and cash flows for the years ended December 31, 2004 and 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DeMatteo Monness, LLC. and subsidiary as at December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Exhibit H is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinick Sanders Leventhal & Co. LLP

New York, New York
January 21, 2005

EXHIBIT B

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2004	December 31, 2003
Current assets:		
Cash	$ 334,930	$1,551,481
Marketable securities	63,567	59,535
Receivable from clearing broker	2,072,838	1,579,094
Prepaid expenses and other current assets	78,180	76,943
Total current assets	2,549,515	3,267,053
Property and equipment, net of accumulated depreciation of $855,105 and $624,628, respectively	495,981	507,594
Other assets:		
Investment in joint venture	1,518,750	1,518,750
Deposits	293,875	293,875
Total other assets	1,812,625	1,812,625
Total assets	$4,858,121	$5,587,272

LIABILITIES AND MEMBERS' EQUITY

	2004	2003
Current liabilities:		
Equipment notes - current portion	$ -	$ 1,468
Accrued expenses and other current liabilities	315,938	286,303
Profit sharing plan contributions payable	238,000	-
Income taxes payable	58,053	69,513
Total current liabilities	611,991	357,284
Commitment	-	-
Members' equity	4,246,130	5,229,988
Total liabilities and members' equity	$4,858,121	$5,587,272

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,	
	2004	2003
Revenues:		
Commissions and fees	$23,646,160	$21,502,871
Less: Brokerage and clearance	2,468,214	2,515,268
Net revenues	21,177,946	18,987,603
Expenses:		
Salaries and fringe benefits	4,464,505	3,110,922
Rent and utilities	811,902	721,572
Professional fees	307,122	227,790
Research	964,854	729,535
Regulatory and agency fees	66,072	70,750
Travel and entertainment	3,031,196	3,676,762
General office	856,336	706,758
Insurance	214,375	175,141
Sundry taxes	27,535	24,876
Depreciation and amortization	230,477	183,658
Charitable contributions	694,586	540,627
Total expenses	11,668,960	10,168,391
Income from operations	9,508,986	8,819,212
Other income (expense):		
Interest income (expense) - net	225	(30,785)
Unrealized gain on marketable securities	4,032	59,535
Total other income (expense)	4,257	28,750
Income before profit sharing plan contributions and provision for income taxes	9,513,243	8,847,962
Profit sharing plan contributions	238,000	-
Income before provision for income taxes	9,275,243	8,847,962
Provision for income taxes	406,000	400,550
Net income	$ 8,869,243	$ 8,447,412

The accompanying notes are an integral part of these financial statements.

EXHIBIT D

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	For the Years Ended December 31,	
	2004	2003
Balance at beginning of year	$5,229,988	$4,845,193
Members' withdrawals	(9,853,101)	(8,062,617)
Net income	8,869,243	8,447,412
Balance at end of year	$4,246,130	$5,229,988

The accompanying notes are an integral part of these financial statements.

EXHIBIT E

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2004	2003
Cash flows from operating activities:		
Net income	$8,869,243	$8,447,412
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	230,477	183,658
Unrealized gain on marketable securities	(4,032)	(59,535)
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Receivable from clearing broker	(493,744)	(187,806)
Prepaid expenses and other current assets	(1,237)	(33,643)
Security deposits	-	(1,700)
Accrued expenses and other current liabilities	29,635	(91,584)
Profit sharing plan contributions	238,000	-
Income taxes payable	(11,460)	69,513
Total adjustments	(12,361)	(121,097)
Net cash provided by operating activities	8,856,882	8,326,315
Net cash flows used in investing activities:		
Purchase of property and equipment	(218,864)	(87,381)
Cash flows from financing activities:		
Payment of equipment notes payable	(1,468)	(112,928)
Members' withdrawals	(9,853,101)	(8,062,617)
Net cash used in financing activities	(9,854,569)	(8,175,545)
Net increase (decrease) in cash	(1,216,551)	63,389
Cash at beginning of year	1,551,481	1,488,092
Cash at end of year	$ 334,930	$1,551,481
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 3,651	$ 32,718
Taxes	$ 417,460	$ 330,928

The accompanying notes are an integral part of these financial statements.

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a) Description of Business:

The accompanying consolidated financial statements include the operations of DeMatteo Monness, LLC. ("DeMatteo Monness") and its wholly owned subsidiary, MoJo Air, LLC. ("MoJo"). All significant intercompany balances and transactions have been eliminated in consolidation.

DeMatteo Monness, LLC. (the Company) was formed as a limited liability company on July 14, 1997 and will terminate on December 21, 2057. The Company conducts its business as a broker/dealer in securities and is registered with the National Association of Security Dealers (NASD).

MoJo Air, LLC. was formed as a limited liability company on November 14, 2001. MoJo's principal asset is an interest in small passenger aircraft used exclusively by DeMatteo Monness.

(b) Basis of Presentation:

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(c) Use of Estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d) Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limit. The Company's receivable represents commissions from completed security trades. The Company clears from its operations on a fully disclosed basis.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(e) Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

(f) Property and Equipment:

Property and equipment are being depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease.

(g) Income Taxes:

The Company and its subsidiary are treated as partnerships for federal and state income tax purposes. However, they are responsible for local taxes on income.

NOTE 2 - PROPERTY AND EQUIPMENT.

Property and equipment consist of:

	December 31,	
	2004	2003
Leasehold improvements	$ 206,665	$ 176,517
Furniture and fixtures	397,467	384,178
Equipment	746,954	571,527
	1,351,086	1,132,222
Less: Accumulated depreciation and amortization	855,105	624,628
	$ 495,981	$ 507,594

Depreciation and amortization of property and equipment amounts to $230,477 and $183,658 for the year ended December 31, 2004 and 2003, respectively.

NOTE 3 - COMMITMENT.

The Company entered into a lease commitment for office space. The lease term is for 7 years and 3 months beginning in October 1999. Minimum annual rent under the lease is as follows:

Years Ending December 31,	
2005	$ 624,650
2006	624,650
Total minimum annual rent	$1,249,300

The Company has a $292,175 security deposit with the landlord.

In August 2003 the Company entered into an annual lease commitment for office space in Boston, MA. The monthly rent was $1,700 and month's rent was required as a security deposit. The lease expired July 31, 2004 and the premises are currently rented on a month-to-month basis.

Total rental expense incurred by the Company for the year ended December 31, 2004 and 2003 is $720,123 and $651,729, respectively.

NOTE 4 - UNREALIZED GAIN ON INVESTMENT.

DeMatteo Monness invested in both the common stock of the Nasdaq Stock Market, Inc. ("Nasdaq") and warrants to purchase the common stock through a private placement offered to the members of the National Association of Securities Dealers, Inc. (the "NASD").

The Company had recognized an unrealized loss for its entire investment of $98,100 in 2000. There now exists a market for the shares of common stock but not warrants, held by the Company. The Company recognized an unrealized gain of $4,032 on these securities for the year ended December 31, 2004.

NOTE 5 - PROFIT-SHARING PLAN.

At the end of 2004, the company initiated a 401(K) profit sharing plan. No elective deferrals were made for 2004, but the company made a profit sharing plan contribution of $238,000 for the year ended December 31, 2004.

NOTE 6 - NET CAPITAL REQUIREMENTS.

The Company is subject to the securities and exchange commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004 the Company had net capital of $1,828,682. The Company's net capital ratio was .33 to 1.

NOTE 7 - SUBSEQUENT EVENTS.

During the period January 1, 2005 through January 21, 2005, the members withdrew $800,000 from the Company.

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

EXHIBIT G

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
DeMatteo Monness, LLC.

In planning and performing our audits of the consolidated financial statements of DeMatteo Monness, LLC. and subsidiary as of and for the years ended December 31, 2004 and 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by DeMatteo Monness, LLC. that we considered relevant to the objectives stated in rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weinick Sanders Leventhal & Co. LLP

New York, New York
January 21, 2005

EXHIBIT H

DEMATTEO MONNESS, LLC. AND SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2004

Net capital:		
Members' equity		$4,246,130
Deductions:		
Non-allowable assets	$2,407,786	
Haircuts	9,662	
Total deductions		2,417,448
Net capital		1,828,682
Less: Minimum capital required		100,000
Excess net capital		$1,728,682
Aggregate indebtedness		$ 611,991
Percentage of aggregate indebtedness to net capital		33.0

A reconciliation is not included since there are no material differences from the Company's computation of net capital per the amended focus report.